

October 26, 2010

Scott W. Griffith
Chief Executive Officer
Zipcar, Inc.
25 First Street, 4th Floor
Cambridge, MA 02141

   Re: Zipcar, Inc.
     Amendment No. 2 to
     Registration Statement on Form S-1
     Filed October 6, 2010
     File No. 333-167220

Dear Mr. Griffith:

  We have received your response to our prior comment letter to you dated August 3, 2010 and have the following additional comments.

<u>Inside Cover Page and Outside Cover Page Artwork</u>

1. We note your response to comment one of our letter dated August 3, 2010, and we reissue the comment. Please remove all cover artwork that does not depict products and/or services actually owned or provided by you. In this regard it appears that the first graphic on the inside cover page includes several images of people without any depiction of your products or services. The third graphic on the inside cover page also does not appear to depict your products or services. We also note that the first graphic on the outside cover page includes an image other than your products or services.

2. We note your response to our prior comment two, and we reissue the comment. Please remove all text that is not required to briefly explain the images. In this regard, please remove the language in the first graphic that refers to your product as "simple, effective and sustainable." Included text may be used to explain the images. In the first and second graphic, when discussing the costs, it appears that

you should also clarify that there are application and membership fees and what you mean by "just around the corner."

Use of Proceeds, page 31

3. We note your response to our prior comment 11. Please quantify how much of the outstanding debt owed to Pinnacle Ventures L.L.C. was related to the Streetcar acquisition.

Stock-Based Compensation, page 58

4. We note your response to our prior comment number 14. To the extent that the expected pricing of the Company's common shares in its planned initial public offering exceeds the estimated fair value of the common shares issued during 2009 and 2010 as indicated by the valuations prepared by management, please revise MD&A to include a discussion of each significant factor that contributed to the difference between the fair value of the Company's common shares during 2009 and the expected public offering price.

Liquidity and Capital Resources, page 75

5. We note your response to our prior comment 17. Please explain the "customary covenants for asset-backed car-sharing facilities" on page 77.

6. We note your added disclosure in response to our prior comment 17 regarding the restrictive covenants. Please include risk factor disclosure regarding these covenants or advise. If you or ZVF is close to not being able to meet any of the restrictive covenants, please quantify the covenant and disclosure where you stand in regards to the covenant, so that investors can assess any risk.

Business, page 82

Our Operations and Fleet Management, page 91

7. We note your response to our prior comment 19. Please clarify whether vehicles will be purchased or leased under the ABS facility. In the first paragraph on page 92, you refer to "purchased" vehicles and "this leasing model."

Executive and Director Compensation, page 101

8. We note your response to our prior comment 20. Regarding the 2009 annual cash bonuses, please explain more clearly what is meant by "increasing driving revenue," "decreasing vehicle costs," "certain margin improvements," "unit costs" and "international expansion and growth." Additionally for each of these,

please disclose the targets for and the actual performance relative to those targets, or explain how disclosure of this companywide information related to a past period will cause competitive harm. If you continue to believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of each performance target might be expected to affect the particular business decisions of your competitors and, in so doing, place you at a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

Note 3. Acquisitions, Intangible Assets, Goodwill and Redeemable Non-controlling interest

9. We note the disclosures that have been included in Note 3 in response to our prior comment number 26. In this regard, we note that the Company has presented pro forma information on page F-21 which reflects the Flexcar and Streetcar acquisitions as if they had occurred on January 1, 2007. Please note that ASC 805-10-50-2 provides that pro forma information should be presented giving effect only to acquisitions as if they had occurred at the beginning of the current annual period and the prior annual period if comparative financial statements are presented. Accordingly, we do not believe it is appropriate to include pro forma financial information giving effect to the Streetcar acquisition as if it occurred on January 1, 2007. Please revise the pro forma financial information disclosed on page F-21 to only reflect the Streetcar acquisition as if it occurred on January 1, 2008 and January 1, 2009 and not January 1, 2007.

10. In addition, we note that the pro forma net losses and basic and diluted net losses per share disclosed on page F-21 do not agree to those disclosed on pages 41 and 42 of the registration statement. Please reconcile and revise these disclosures.

Other

11. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

12. Please provide currently dated consents from the independent public accountants in any future amendments.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3210 with any other questions.

Sincerely,

Susan Block
Attorney-Advisor

cc: John H. Chory, Esq.
        Fax: (781) 966-2100